Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following communications are available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or were otherwise disseminated by Kraft Foods Inc. on February 25, 2010.

Forward-looking statements

These communications contain forward-looking statements regarding Kraft Foods’ combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer for Cadbury, Kraft Foods’ most recently filed Annual Report on Form 10-K and any subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in these communications, except as required by applicable law or regulation.

Additional U.S.-related information

Each of these communications is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended offer. Cadbury ordinary shareholders who are U.S. or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the offer or what action you should take, we recommend you seek your own personal financial advice immediately from your stockbroker, bank manager, attorney, accountant, fund manager or other appropriately authorized independent financial advisor. You should read this letter in conjunction with the prospectus/offer to exchange relating to the recommended final offer dated January 29, 2010 (the “Final U.S. Offer Document”) and the related ADS Letter of Transmittal. Unless the context requires otherwise, words and expressions defined in the Final U.S. Offer Document and the related ADS Letter of Transmittal have the same meaning in this letter.

If you have sold or otherwise transferred all your Cadbury ADSs, you should send this letter and the accompanying documents as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. If you have sold or otherwise transferred only part of your holding of Cadbury ADSs, you should retain these documents and consult the stockholder, bank or other agent through whom the sale or transfer was effected.

If you have recently accepted the offer and your acceptance is valid and complete in all respects, please ignore this letter and the enclosed documents.

To:	Cadbury ADS holders (wherever located) who have not yet validly accepted the offer made by Kraft Foods Inc.

February 25, 2010

Dear Sir or Madam,

Compulsory acquisition of Cadbury ordinary shares, including those represented by Cadbury ADSs

Kraft Foods Inc. (“Kraft Foods”) announced on February 2, 2010 that all conditions of its recommended final offer (the “Offer”) for the entire issued and to be issued share capital of Cadbury plc (“Cadbury”) had been satisfied or waived and that the Offer had become wholly unconditional. Kraft Foods has received valid acceptances in respect of over 90% in value of the ordinary shares of 10p each of Cadbury, including those represented by Cadbury ADSs, to which the Offer relates and over 90% of the voting rights carried by those shares. Consequently, on February 15, 2010, Kraft Foods announced the commencement of the process (under Chapter 3 of Part 28 of the U.K. Companies Act 2006 (the “Act”)) to compulsorily acquire, on the terms of the Offer, the remaining Cadbury ordinary shares, including those represented by Cadbury ADSs. The holders of such Cadbury ordinary shares were sent a statutory notice regarding the compulsory acquisition on February 15, 2010. A copy of the form of that statutory notice is enclosed herewith for your reference.

We are sending you this letter either (a) because you appear not to have accepted the Offer for all the Cadbury ADSs registered in your name or (b) because your acceptance was invalid.

Pursuant to the provisions of section 979 of the Act, Cadbury ordinary shares, including those represented by Cadbury ADSs, (the holders of which shares were the sent the February 15, 2010 notice) in respect of which the Offer has not been accepted (the “Outstanding Shares”) will be compulsorily acquired by Kraft Foods, on the terms referred to in the enclosed copy of the form of the statutory notice and subject to the provisions of Chapter 3 of Part 28 of the Act, on or shortly after March 30, 2010 unless, before such date, the Offer is accepted in respect of such Outstanding Shares or application is made to the Court by a shareholder (see the enclosed copy of the form of the statutory notice) and the Court sees fit, to order otherwise.

1

TO ACCEPT THE OFFER

You can still accept the Offer, which remains open for acceptance, rather than wait until Kraft Foods acquires the Outstanding Shares, including those represented by your Cadbury ADSs, compulsorily. If you do so promptly, you should receive your consideration sooner than you would following the compulsory acquisition procedure.

If you accept the Offer you will be entitled to receive:

for each Cadbury ADS	2,000 pence in cash and 0.7496 shares of Kraft Foods common stock

In addition, Kraft Foods is continuing to provide Cadbury ADS holders accepting the Offer with the mix and match facility.

As a holder of Cadbury ADSs, you will automatically receive all the cash consideration to which you are entitled in U.S. dollars, rather than pounds sterling, unless you elect otherwise. Such an election may only be made in respect of all (but not some) the cash consideration.

The procedures for accepting the Offer in respect of your Cadbury ADSs are set forth on pages 51 to 54 of the Final U.S. Offer Document and in the related ADS Letter of Transmittal, a copy of which is enclosed with this letter. For further details of the terms and conditions of the Offer please also refer to the Final U.S. Offer Document and the enclosed duplicate ADS Letter of Transmittal.

—

If you hold your Cadbury ADSs in certificated form (that is, you hold one or more Cadbury American Depositary Receipts (ADRs)). To accept the Offer, you should complete, sign and send the enclosed duplicate ADS Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, together with any certificates representing your Cadbury ADSs and any other documents required by the ADS Letter of Transmittal, to the Computershare Trust Company, N.A., as ADS exchange agent (the “ADS Exchange Agent”) at the address specified in the enclosed duplicate ADS Letter of Transmittal as soon as possible and not later than 12:00 noon, New York City time, on March 29, 2010.

—

If you hold your Cadbury ADSs through the direct registration system on the books and records of the ADS Depositary (that is, you hold your Cadbury ADSs in uncertificated form in an account at the ADS Depositary). To accept the Offer, you should convert your direct registration Cadbury ADSs into certificated Cadbury ADSs by calling JPMorgan Chase Bank, N.A. or its successor, as depositary for the Cadbury ADSs (the “ADS Depositary”), at (800) 990-1135, or, from outside the United States, at (651) 453-2128, and request a certificate (option 3). A certificate will be sent to you at your address of record. Once you have received the certificate representing your Cadbury ADSs, you should follow the acceptance procedures for certificated Cadbury ADSs described above as soon as possible and, in any event, so as to be received by the ADS Exchange Agent at the address specified in the enclosed duplicate ADS Letter of Transmittal as soon as possible and not later than 12:00 noon, New York City time, on March 29, 2010. Alternatively, you should arrange for your direct registration Cadbury ADSs to be transferred to a brokerage or custodian account and follow the instructions for acceptance provided by your broker or other institution as soon as possible and, in any event, by the deadline set by your broker or other institution. The conversion of direct registration Cadbury ADSs into certificated Cadbury ADSs and the transfer of direct registration Cadbury ADSs to a brokerage or custodian account may be subject to processing delays. Cadbury ADS holders transferring direct registration Cadbury ADSs to a brokerage or custodian account may also incur fees charged by the ADS Depositary or by their broker or custodian. You are encouraged to inquire with the ADS Depositary and your broker or custodian regarding the amount and applicability of any such fees.

2

—

If you hold your Cadbury ADSs through one or more intermediaries, such as a stockbroker, custodian bank or clearing system. You should accept the Offer by following the instructions that your applicable intermediary has established to accept the Offer on your behalf. The custodian bank or stockbroker may set an earlier deadline for receiving instructions in order to permit the custodian bank or stockbroker to communicate acceptances to the ADS Exchange Agent in a timely manner. In order for your acceptance to be made before the date of compulsory acquisition referred to in this letter (which will be on or shortly after March 30, 2010), you may have to act prior to 12:00 noon, New York City time, on March 29, 2010.

—

If you hold your Cadbury ADSs through the Depository Trust Company (“DTC”). You should accept the Offer by tendering your Cadbury ADSs to the ADS Exchange Agent’s account at DTC and complying with the procedures of DTC’s Automated Tender Offer Program with respect to the Offer, including transmitting an Agent’s Message to the ADS Exchange Agent as soon as possible and not later than 12:00 noon, New York City time, on March 29, 2010.

IF YOU DO NOT ACCEPT THE OFFER

To the extent that the Offer has not been accepted in respect of your Cadbury ADSs by 12:00 noon, New York City time, on March 29, 2010, the Outstanding Shares represented by such Cadbury ADSs will be compulsorily acquired by Kraft Foods. You will have an opportunity to make an election under the mix and match facility in respect of your Cadbury ADSs represented by Outstanding Shares that are compulsorily acquired. Instructions as to when and how to make such an election will be provided to you separately in due course. Furthermore, if the Outstanding Shares represented by your Cadbury ADSs are compulsorily acquired, the ADS Depositary, the ADS Exchange Agent or Kraft Foods will notify you of the method by which you will receive your consideration and, if applicable, will provide you with instructions regarding the actions that you must take in order to claim your consideration.

GENERAL

This letter should be read in conjunction with the Final U.S. Offer Document, the related ADS Letter of Transmittal and other Offer-related documents that have been sent to you. You may obtain additional copies of these documents by contacting Georgeson Inc. at the telephone numbers set forth below.

Please contact Georgeson Inc. between 9:00 a.m. and 11:00 p.m. (New York City time) Monday through Friday (except U.S. public holidays) or between 10:00 a.m. and 4:00 p.m. on Saturdays at (800) 868-1391 (from within the U.S.) or (212) 806-6859 (from outside the U.S.) if you have any questions regarding the Offer or the contents of this letter.

Yours faithfully,

for and on behalf of Kraft Foods Inc.

Carol J. Ward

Vice President and Corporate Secretary

3

Notes:

1	The directors of Kraft Foods Inc. accept responsibility for the information contained in this letter and to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.

2	Forward-looking statements. This letter contains forward-looking statements regarding the Offer. Such statements include, but are not limited to, statements about the benefits of the combination with Cadbury and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the U.S. Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this letter, except as required by applicable law or regulation.

3	Additional U.S.-related information. This letter is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the Offer. Cadbury shareholders who are U.S. or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the Offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

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COMPANIES FORM NO. 980(1)

980(1)

Notice to Non-Assenting Shareholders

Pursuant to section 980(1) of the Companies Act 2006

To:

A takeover offer (the “Offer”) was made on 4 December 2009 by Kraft Foods Inc. (the “Offeror”), which was revised on 19 January 2010, for all the issued and to be issued ordinary shares of 10p each in the share capital of Cadbury plc (the “Company”).

The Offeror has, within the relevant time period specified in section 980(2) of the Companies Act 2006 (the “Act”), satisfied the conditions in subsection (2) of section 979 of that Act. The Offeror gives notice that it now intends to exercise its right under section 979 of the Act to acquire shares held by you in the Company.

The terms of the Offer are set out in the offer document dated 4 December 2009 and the final offer document dated 19 January 2010 (each sent to all holders of ordinary shares of 10p each of the Company (the “Cadbury Shares”) other than US holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934 (as amended)) and shareholders resident in Canada and holders of American Depositary Shares representing Cadbury Shares, wherever located) and the prospectus/offer to exchange dated 29 January 2010 (directed to US holders and shareholders resident in Canada and holders of American Depositary Shares representing Cadbury Shares, wherever located). The terms of the Offer provide for the Cadbury Shares to be acquired on the following basis:

for each Cadbury Share	500p in cash and 0.1874 New Kraft Foods Shares

for each Cadbury ADS	2,000p in cash and 0.7496 New Kraft Foods Shares

Fractions of New Kraft Foods Shares will not be allotted or issued but will be aggregated and sold in the market and the cash proceeds of sale net of expenses will be distributed pro rata instead.

Under the terms of the Offer, the Offeror has provided: (a) a mix and match facility under which shareholders may elect (subject to off-setting elections) to vary the proportions in which they receive New Kraft Foods Shares and cash consideration; and (b) a facility under which shareholders may elect to receive all cash consideration to which they are entitled in US dollars, if they do not wish to receive it in pounds sterling.

Satisfaction of elections under the mix and match facility will be effected on the basis of £15.94 in cash (being the closing share price of a Kraft Foods Share in pounds sterling on 1 December 2009 converted to pounds sterling at an exchange rate of US$1.6627 to £1.00) for each New Kraft Foods Share (and vice versa). To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis.

As the terms include a choice of consideration, you should within 6 weeks of the date of this notice inform the Offeror in writing c/o Computershare Investor Services PLC, Corporate Actions Projects, Bristol BS99 6AH or c/o Computershare Trust Company, N.A., Attn: Corp Actions, P.O. Box 43011, Providence RI 02940-3011 which of the choices you wish to accept.

If you fail to make a choice and do not make application to the court (see below) the Offeror will acquire your Cadbury Shares on the following terms:

for each Cadbury Share	500p in cash and 0.1874 New Kraft Foods Shares

for each Cadbury ADS	2,000p in cash and 0.7496 New Kraft Foods Shares

Subject to applicable regulatory requirements, the Offeror reserves the right to arrange for the sale or allotment of New Kraft Foods Shares to which overseas shareholders would otherwise be entitled pursuant to the compulsory acquisition but for the fact that they are residents of Restricted Jurisdictions and to remit the cash proceeds of such sale or allotment, net of expenses to such shareholders instead.

NOTE: You are entitled under section 986 of the Act to make application to the court within six weeks of the date of this notice for an order either that the Offeror shall not be entitled and bound to acquire your shares or that different terms to those of the Offer shall apply to the acquisition. If you are contemplating such action you may wish to seek legal advice.

Signed:	Dated: 15 February 2010
Carol J. Ward, Vice President and Corporate Secretary For and on behalf of Kraft Foods Inc.

Printed by RR Donnelley, 26711

THIS DOCUMENT AND THE PROSPECTUS/OFFER TO EXCHANGE ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. IN CONSIDERING WHAT ACTION YOU SHOULD TAKE, YOU ARE URGED TO SEEK YOUR OWN FINANCIAL ADVICE FROM YOUR STOCKBROKER, ATTORNEY, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISOR.

IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED ALL YOUR CADBURY ADSs (AS DEFINED HEREIN), PLEASE PASS THE PROSPECTUS/OFFER TO EXCHANGE AND ALL ACCOMPANYING DOCUMENTS AS SOON AS POSSIBLE TO THE PURCHASER OR TRANSFEREE, OR TO THE BANK, STOCKBROKER OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE. HOWEVER, SUCH DOCUMENTS SHOULD NOT BE FORWARDED OR TRANSMITTED IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN SUCH JURISDICTION. IF YOU HOLD ORDINARY SHARES, OF 10 PENCE EACH (“CADBURY ORDINARY SHARES”) OF CADBURY PLC (“CADBURY”) DIRECTLY, YOU MAY NOT USE THIS ADS LETTER OF TRANSMITTAL TO TENDER THEM. CADBURY ORDINARY SHARES CAN ONLY BE TENDERED BY COMPLETING, SIGNING AND DELIVERING A SEPARATE FORM OF ACCEPTANCE OR BY AN ELECTRONIC ACCEPTANCE THROUGH CREST.

ADS LETTER OF TRANSMITTAL

To Tender Ordinary Shares

represented by

American Depositary Shares

of

Cadbury plc

pursuant to the

Prospectus/Offer to Exchange

by

Kraft Foods Inc.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 A.M. NEW YORK CITY TIME (1:00 P.M. LONDON TIME) ON FEBRUARY 2, 2010, UNLESS THE INITIAL OFFER PERIOD IS EXTENDED. CADBURY ADSs TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE INITIAL OFFER PERIOD AS IT MAY BE EXTENDED. YOU MAY NOT WITHDRAW YOUR CADBURY ADSs DURING THE SUBSEQUENT OFFER PERIOD, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE PROSPECTUS/OFFER TO EXCHANGE.

DESCRIPTION OF CADBURY ADSs TENDERED
Names(s) and Address(es) of Registered Holder(s) (Please fill in, if blank, exactly as name(s) appear(s) on ADR(s))	Cadbury ADS(s) Tendered (Please attach additional list if necessary)
Change Address as Necessary	ADR Serial Number(s)*	Total Number of ADSs Represented by ADR(s)*	Number of ADSs Tendered**

Total ADR(s)
*	Need not be completed for book-entry transfers. All listed original ADR certificate(s) representing your Cadbury ADSs should be included with this form.
**	Unless otherwise indicated, it will be assumed that all Cadbury ADSs delivered (and represented by the ADR certificates) to the ADS Exchange Agent are being tendered. See Instruction 4.

The ADS Exchange Agent is:

COMPUTERSHARE TRUST COMPANY, N.A.

By Mail:	By Overnight Delivery:
Computershare Trust Company, N.A. Attn: Corp Actions P.O. Box 43011 Providence RI 02940-3011	Computershare Trust Company, N.A. Attn: Corp Actions Suite V 250 Royall Street Canton MA 02021

Facsimile Transmission for Eligible Institutions:	To Confirm Facsimile Transmission Only:
(617) 360-6810	(781) 575-2332

Delivery of this ADS Letter of Transmittal to an address other than as set forth above will not constitute a valid delivery to the ADS Exchange Agent. You must sign this ADS Letter of Transmittal in the appropriate space provided below, with signature guarantee if required, and complete the Substitute Form W-9 set forth below.

The instructions contained within this ADS Letter of Transmittal should be read carefully before this ADS Letter of Transmittal is completed. Certain terms used in this ADS Letter of Transmittal and not otherwise defined herein shall have the respective meanings assigned to them in the Prospectus/Offer to Exchange (as defined herein).

NOTE: SIGNATURES MUST BE PROVIDED BELOW

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

MIX AND MATCH ELECTION

(See Instruction 9)

Number of Cadbury ADSs tendered for 2,000 pence in cash (or the U.S. dollar equivalent) and 0.7496 shares of Kraft Foods common stock, subject to the payment of cash in respect of fractional shares (the “Basic Offer”):

Box 1

Insert the number of Cadbury ADSs in respect of which you wish to make a mix and match election:

Note: You must also complete Box 2A -OR- Box 2B if you make this election. You may not elect to receive both additional cash and additional Kraft Foods common stock. In addition, the number in Box 1A must be less than or equal to the total number of Cadbury ADSs tendered.

Box 1A
Insert the number of Cadbury ADSs in respect of which you wish to receive additional shares of Kraft Foods common stock:	Box 2A
-OR-
Insert the number of Cadbury ADSs in respect of which you wish to receive additional cash:	Box 2B

Note: The sum of the number in Box 1 and the number in Box 1A must equal the total number of ADSs being tendered under this ADS Letter of Transmittal.

If any of your Cadbury American Depositary Receipts (“Cadbury ADRs”) representing Cadbury ADSs have been lost, stolen or destroyed, please see Instruction 13.

TENDERING HOLDERS OF CADBURY ADSs WILL RECEIVE PAYMENT IN U.S. DOLLARS INSTEAD OF POUNDS STERLING UNLESS THEY ELECT OTHERWISE HEREIN TO RECEIVE PAYMENT IN POUNDS STERLING. IF YOU WISH TO RECEIVE POUNDS STERLING INSTEAD OF U.S. DOLLARS, YOU MUST PLACE AN “X” IN THE BOX HEREIN ENTITLED “POUNDS STERLING PAYMENT ELECTION.”

ACCEPTANCE OF THE OFFER (AS DEFINED HEREIN) IN RESPECT OF CADBURY ORDINARY SHARES (EXCEPT INSOFAR AS THEY ARE REPRESENTED BY CADBURY ADSs) CANNOT BE MADE BY MEANS OF THIS ADS LETTER OF TRANSMITTAL. If you hold Cadbury ordinary shares that are not represented by Cadbury ADSs, you can, if such shares are held in uncertificated form, accept the Offer in respect of those Cadbury ordinary shares electronically through CREST, or, if such shares are held in certificated form, you can obtain a Form of Acceptance for accepting the Offer in respect of those Cadbury ordinary shares by contacting Georgeson, the information agent for the Offer (the “Information Agent”), at (800) 868-1391, or, for banks and brokers, at (212) 440-9800.

If you hold your Cadbury ADSs by means of a direct registration on the books and records of JPMorgan Chase Bank, N.A. or its successor, as Depositary for the Cadbury ADSs (the “ADS Depositary”), to accept the Offer you must either (i) convert your direct registration Cadbury ADSs into certificated Cadbury ADSs (that is, Cadbury ADRs) and follow the acceptance procedures for Cadbury ADRs evidencing Cadbury ADSs described in this ADS Letter of Transmittal, or (ii) arrange for your direct registration Cadbury ADSs to be transferred to a brokerage or custodian account and direct your broker or custodian to follow the acceptance procedures for book-entry transfer set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Procedures for

Accepting the Offer,” in each case, as soon as possible and, in any event, so as to be received by the ADS Exchange Agent by 8:00 a.m. New York City time (1:00 p.m. London time) on February 2, 2010, unless the initial offer period is extended. The conversion of direct registration Cadbury ADSs into certificated Cadbury ADSs and the transfer of direct registration Cadbury ADSs to a brokerage or custodian account may be subject to processing delays. Cadbury ADS holders transferring direct registration Cadbury ADSs to a brokerage or custodian account may also incur fees charged by the ADS Depositary pursuant to the ADS deposit agreement or by their broker or custodian. You are encouraged to inquire with the ADS Depositary and your broker or custodian regarding the amount and applicability of any such fees. JPMorgan Chase Bank, N.A. can be reached directly at (800) 990-1135, or, from outside the United States at (651) 453-2128, or, by contacting Global Invest Direct at (800) 428-4237.

Unless subsequently withdrawn in accordance with the terms of the Offer, delivery of this ADS Letter of Transmittal, Cadbury ADRs evidencing tendered Cadbury ADSs, and any other required documents to the ADS Exchange Agent, or in the case of a book-entry holder, book-entry transfer of Cadbury ADSs to the account maintained by the ADS Exchange Agent at the Depository Trust Company (the “Book-Entry Transfer Facility”) and delivery of an Agent’s Message (as defined herein), by a holder of Cadbury ADSs will be deemed (without any further action by the ADS Depositary or the ADS Exchange Agent) to constitute acceptance of the Offer by such holder in respect of such holder’s Cadbury ADSs, subject to the terms and conditions set out in the Offer.

This ADS Letter of Transmittal is to be used if Cadbury ADRs evidencing Cadbury ADSs are to be forwarded herewith. If delivery of Cadbury ADSs is to be made by book-entry transfer to an account maintained by the ADS Exchange Agent at the Book-Entry Transfer Facility pursuant to the procedures for book-entry transfer set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Procedures for Accepting the Offer,” an Agent’s Message should be used.

If you have already validly accepted the Offer, either pursuant to the previously distributed ADS Letter of Transmittal, or through a book-entry transfer to the account of the ADS Exchange Agent at the Book-Entry Transfer Facility and delivery of an Agent’s Message, and you do not wish to withdraw your acceptance, you do not have to take any further action. Cadbury ADSs validly tendered prior to the date hereof that are not validly withdrawn will constitute valid acceptances of the Offer on the terms and conditions set forth in the Prospectus/Offer to Exchange.

If you are a holder of Cadbury ADSs, questions or requests for assistance or requests for copies of the Prospectus/Offer to Exchange, this ADS Letter of Transmittal and all other offer materials (which will be furnished promptly at Kraft Foods’ expense) may be directed to the Information Agent at its telephone numbers set forth below. Holders of Cadbury ADSs may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. Except as set forth in the Prospectus/Offer to Exchange, Kraft Foods will not pay fees or commissions to any broker or dealer or any other person for soliciting tenders of Cadbury ADSs pursuant to the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokers Call (212) 440-9800

Toll Free in the United States (800) 868-1391

Outside the United States (212) 806-6859

TENDER OF CADBURY ADSs

☐	CHECK BOX IF CADBURY ADSs IN RESPECT OF WHICH THE OFFER IS BEING ACCEPTED ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO AN ACCOUNT MAINTAINED BY THE ADS EXCHANGE AGENT WITH THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN THE BOOK-ENTRY TRANSFER FACILITY MAY DELIVER CADBURY ADSs BY BOOK-ENTRY TRANSFER):

Name of Delivering Institution

Participant Account Number at The Depository Trust Company

Transaction Code Number

By crediting the Cadbury ADSs to the ADS Exchange Agent’s account at the Book-Entry Transfer Facility’s Automated Tender Offer Program (“ATOP”) and by complying with applicable ATOP procedures with respect to the Offer, including transmitting to the ADS Exchange Agent an Agent’s Message, the participant in the Book-Entry Transfer Facility agrees to, acknowledges and confirms on behalf of itself and the beneficial owners of such Cadbury ADSs all provisions of this ADS Letter of Transmittal (including all representations and warranties) applicable to it and such beneficial owner as fully as if it had completed the information required herein and executed and transmitted this ADS Letter of Transmittal to the ADS Exchange Agent.

Ladies and Gentlemen:

The undersigned acknowledges that he, she or it has received and reviewed the Prospectus/Offer to Exchange dated January 19, 2010 (as amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), of Kraft Foods Inc., a Virginia corporation (“Kraft Foods”), and this related, revised ADS Letter of Transmittal, which together contain the recommended final offer by Kraft Foods (the “Offer”) to purchase, upon the terms and subject to the conditions set out in the Prospectus/Offer to Exchange and this ADS Letter of Transmittal, all of the issued and to be issued ordinary shares, of 10 pence each (“Cadbury ordinary shares”), of Cadbury plc, a public limited company incorporated under the laws of England and Wales (“Cadbury”), including Cadbury ordinary shares represented by American Depositary Shares (“Cadbury ADSs”). Each Cadbury ADS represents four Cadbury ordinary shares. For purposes of this ADS Letter of Transmittal, any references to ADSs or Cadbury ADSs shall be deemed to include the Cadbury ordinary shares represented thereby.

Holders of Cadbury ADSs who accept the Offer are entitled, subject to the Offer having become or being declared wholly unconditional, to receive 2,000 pence in cash and 0.7496 shares of Kraft Foods common stock for each outstanding Cadbury ADS validly tendered and not withdrawn (the “Basic Offer”). Upon acceptance of the Offer by the undersigned, and subject to the Offer having become or being declared wholly unconditional, the ADS Exchange Agent, as his, her or its representative, will, upon the request of Kraft Foods, instruct the ADS Depositary on his, her or its behalf to withdraw the Cadbury ordinary shares represented by his, her or its tendered Cadbury ADSs and to deliver these Cadbury ordinary shares to the account or accounts designated by the ADS Exchange Agent. At such time, the ADS Depositary will assess a withdrawal fee of $0.05 per Cadbury ADS (the “Withdrawal Fee”). This fee will be deducted from the cash consideration payable to the undersigned. If the undersigned elects to receive additional shares of Kraft Foods common stock under the mix and match facility and, as a result, the cash consideration otherwise payable to the undersigned is not sufficient to cover the Withdrawal Fee payable by the undersigned, the undersigned’s mix and match election will be adjusted to the extent necessary such that the cash consideration payable to the undersigned is sufficient to cover the amount of the undersigned’s Withdrawal Fee. If the Offer lapses or does not become or is not declared wholly unconditional, the undersigned will not be assessed any Withdrawal Fee and his, her or its Cadbury ordinary shares will not be withdrawn from the ADS program.

The Offer contains a mix and match election feature that allows the undersigned to elect to receive for each tendered Cadbury ADS, in lieu of the Basic Offer, additional shares of Kraft Foods common stock or additional cash. The undersigned is not required to make any election (in which case he, she or it shall automatically receive the Basic Offer) or to make an election for all of the Cadbury ADSs that he, she or it tenders in the Offer. The undersigned understands that the mix and match elections are subject to proration in accordance with the terms of the Prospectus/Offer to Exchange. The undersigned acknowledges that, if he, she or it makes a mix and match election, he, she or it will not be informed of the exact number of shares of Kraft Foods common stock or the amount of cash that he, she or it shall receive until settlement of the consideration under the Offer. The undersigned also acknowledges that, if he, she or it does not properly complete and submit his, her or its mix and match election pursuant to this ADS Letter of Transmittal, or if there are any errors or mistakes in completing the “Mix and Match Election” box, including errors in the number of eligible elections that can be made with respect to the tendered Cadbury ADSs, Kraft Foods shall be able to determine, in its sole discretion, that any such tendered Cadbury ADSs shall receive the Basic Offer.

The undersigned hereby accepts the Offer with respect to the Cadbury ADSs specified in the box above entitled “Description of Cadbury ADSs Tendered” subject to the terms and conditions set forth in the Offer, and instructs the ADS Exchange Agent to inform Kraft Foods in writing that the Offer has been so accepted.

The undersigned hereby acknowledges that, unless subsequently withdrawn in accordance with the terms of the Offer, delivery of this ADS Letter of Transmittal, Cadbury ADRs evidencing tendered Cadbury ADSs, and any other required documents to the ADS Exchange Agent, or in the case of a book-entry holder, book-entry transfer of Cadbury ADSs to the account maintained by the ADS Exchange Agent at the Book-Entry Transfer

Facility and delivery of an Agent’s Message will be deemed (without any further action by the ADS Depositary or the ADS Exchange Agent) to constitute acceptance of the Offer by such holder in respect of such holder’s Cadbury ADSs, subject to the terms and conditions set out in the Offer.

Kraft Foods has stated that the Offer is final and will not be increased, except that Kraft Foods reserves the right to increase the Offer if there is an announcement on or after the date hereof of an offer or possible offer for Cadbury by a third party offeror or potential offeror.

The undersigned understands that acceptance of the Offer by the undersigned pursuant to the procedures described herein and in the instructions hereto, subject to the withdrawal rights described in the Prospectus/Offer to Exchange, will constitute a binding agreement between the undersigned and Kraft Foods upon the terms and subject to the conditions of the Offer. IF ACCEPTANCE HAS BEEN MADE IN RESPECT OF THE CADBURY ADSs, THEN A SEPARATE ACCEPTANCE IN RESPECT OF THE CADBURY ORDINARY SHARES REPRESENTED BY SUCH CADBURY ADSs MAY NOT BE MADE.

The undersigned hereby delivers to the ADS Exchange Agent for tender to Kraft Foods the above-described Cadbury ADSs for which the Offer is being accepted, in accordance with the terms and conditions of the Offer.

Upon, and subject to, the terms of the Offer (including, if the Offer is extended, revised or amended, the terms or conditions of any such extension, revision or amendment), and effective at the time that all conditions of the Offer have been satisfied, fulfilled or, where permitted, waived (at which time Kraft Foods will give notice thereof to the ADS Exchange Agent), and if the undersigned has not validly withdrawn his, her or its acceptance, the undersigned hereby sells, assigns and transfers to, or upon the order of, Kraft Foods all right, title and interest in and to all Cadbury ADSs with respect to which the Offer is accepted and irrevocably constitutes and appoints Kraft Foods and its officers, directors and designated agents, including the ADS Exchange Agent, the true and lawful agent and attorney-in-fact of the undersigned with respect to such Cadbury ADSs, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to, in Kraft Foods’ sole discretion, (a) have the Cadbury ADRs evidencing Cadbury ADSs delivered to the ADS Exchange Agent or, if tender is by book-entry transfer, transfer Cadbury ADSs to the account of the ADS Exchange Agent at the Book-Entry Transfer Facility, together in any such case, with all accompanying evidences of transfer and authenticity, upon the order of Kraft Foods, (b) surrender, for the benefit of or upon the order of Kraft Foods, such Cadbury ADRs evidencing such Cadbury ADSs, or such Cadbury ADSs maintained on the account books at the Book-Entry Transfer Facility to the ADS Depositary, together with all accompanying evidences of transfer and authenticity, for withdrawal of the underlying Cadbury ordinary shares in accordance with the ADS deposit agreement, (c) instruct the ADS Depositary to transfer the Cadbury ordinary shares represented by such Cadbury ADSs to an account or accounts designated by the ADS Exchange Agent, (d) present such Cadbury ordinary shares represented by such Cadbury ADSs for transfer on the books of Cadbury, and/or (e) receive all benefits and otherwise exercise all rights of beneficial ownership of such Cadbury ADSs or Cadbury ordinary shares represented by such Cadbury ADSs.

By executing this ADS Letter of Transmittal or delivering an Agent’s Message to the ADS Exchange Agent as set forth above, the tendering holder of Cadbury ADSs agrees that, effective from and after the date hereof or, if later, the date on which all conditions of the Offer are satisfied, fulfilled or, where permitted, waived: (a) Kraft Foods or its agents shall be entitled to direct the exercise of any votes attaching to Cadbury ordinary shares represented by any Cadbury ADSs in respect of which the Offer has been accepted or is deemed to have been accepted (the “accepted ADSs”) and any other rights and privileges attaching to such Cadbury ordinary shares, including any right to requisition a general meeting of Cadbury or the holders of any class of its securities; (b) such holder is granting the authority to any executive officer of, or person authorized by, Kraft Foods or its designated agents, described in paragraph 5 of Part B of Appendix A of the Prospectus/Offer to Exchange; and (c) the execution of this ADS Letter of Transmittal by a holder of Cadbury ADSs (together with any signature guarantees) and its delivery to the ADS Exchange Agent or, in the case of Cadbury ADSs held in book-entry form, book-entry transfer of Cadbury ADSs to the account maintained by the ADS Exchange Agent at the Book-

Entry Transfer Facility and delivery of an Agent’s Message, shall constitute in respect of accepted ADSs (i) an authority to Cadbury, the ADS Depositary and/or their respective agents from the tendering holder of accepted ADSs to send any notice, circular, warrant, document or other communications that may be required to be sent to him, her or it as a holder of Cadbury ADSs to Kraft Foods at its registered office, (ii) an authority to Kraft Foods or its agent to sign any consent to short notice of a general meeting or separate class meeting on behalf of the holder of accepted ADSs and/or to execute a form of proxy in respect of the accepted ADSs appointing any person nominated by Kraft Foods to attend general meetings and separate class meetings of Cadbury or any adjournment thereof and to exercise the votes attaching to Cadbury ordinary shares represented by such accepted ADSs on his, her or its behalf, and (iii) the agreement of the tendering holder of accepted ADSs not to exercise any such rights without the consent of Kraft Foods and the irrevocable undertaking of such tendering holder of accepted ADSs not to appoint a proxy for or to attend any such general meetings or separate class meetings. This power of attorney is irrevocable and is granted in consideration of, and is effective upon, the Offer having become or been declared wholly unconditional by Kraft Foods in accordance with the terms of the Offer. Such power of attorney shall revoke any other power of attorney, proxy or written consent granted by the undersigned at any time with respect to such accepted ADSs, and no subsequent power of attorney or proxies will be given or written consents will be executed by the undersigned (and if given or executed, will not be deemed to be effective). Any holder of Cadbury ADSs who is a natural person (excluding entities such as corporations, partnerships or LLCs) executing the ADS Letter of Transmittal in New York must contact the Information Agent prior to executing and returning the ADS Letter of Transmittal in order to receive additional disclosures regarding the grant of a power of attorney and related forms for execution as required under New York law. The failure by a holder of Cadbury ADSs who is a natural person executing the ADS Letter of Transmittal in New York to obtain and execute such additional documentation in conjunction with the ADS Letter of Transmittal may result in any Cadbury ADSs tendered by such holder not being validly tendered for purposes of the Offer and, as a result, not being accepted for payment.

By executing this ADS Letter of Transmittal or delivering an Agent’s Message to the ADS Exchange Agent as set forth above, the tendering holder of Cadbury ADSs represents and warrants that the tendering holder of accepted ADSs has full power and authority to accept the Offer and to tender, sell, assign and transfer such holder’s Cadbury ADSs tendered in the Offer and that Kraft Foods will acquire good title thereto, free from all liens, charges, equitable interests, encumbrances, rights of pre-emption, other third party rights and other interests of any nature whatsoever and together with all rights attaching thereto on or after November 9, 2009, including, without limitation, voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid, or any other return of capital (whether by reduction of share capital or share premium account or otherwise) made, on or after that date with respect to Cadbury ordinary shares represented by Cadbury ADSs. The tendering holder of accepted ADSs will, upon request, execute any additional documents and take all other such necessary actions as deemed by the ADS Exchange Agent or Kraft Foods to be necessary or desirable to complete the sale, assignment and transfer of Cadbury ADSs in respect of which the Offer is being accepted and, for the avoidance of doubt, to perfect any of the authorities expressed to be granted hereunder and/or secure the full benefit of the authorities and powers of attorney expressed to be granted by this ADS Letter of Transmittal or Appendix A of the Prospectus/Offer to Exchange.

By executing this ADS Letter of Transmittal or delivering an Agent’s Message to the ADS Exchange Agent as set forth above, the tendering holder of Cadbury ADSs irrevocably undertakes, represents and warrants to and agrees with Kraft Foods (so as to bind the undersigned and the undersigned’s personal representatives, heirs, successors and assigns) to the effect that such tendering holder of accepted ADSs: (a) has not received or sent copies or originals of the Prospectus/Offer to Exchange or this ADS Letter of Transmittal or any related offering documents in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction; (b) has not used in connection with the Offer or the execution or delivery of this ADS Letter of Transmittal, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, e-mail, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction; (c) is accepting the Offer from outside any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction; and (d) is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorized employee of such principal or such principal has given all instructions with respect to the Offer from outside any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

References in this ADS Letter of Transmittal to a holder of Cadbury ADSs shall include references to the person or persons executing an ADS Letter of Transmittal and, in the event of more than one person executing an ADS Letter of Transmittal, the provisions of this ADS Letter of Transmittal shall apply to them jointly and to each of them severally. References in this ADS Letter of Transmittal to the Offer include, where the context so requires, any subsequent revision, variation, extension or renewal of the Offer, including any election or alternative available in connection with it.

All authority herein conferred or agreed to be conferred pursuant to this ADS Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators, personal representatives and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. Except as stated in the Prospectus/Offer to Exchange, this acceptance is irrevocable.

The undersigned understands that no fraction of a share of Kraft Foods common stock will be issued. Instead, a check or credit through the Book-Entry Transfer Facility will be issued as provided for in the Offer.

In the case of delivery of Cadbury ADRs evidencing Cadbury ADSs, unless otherwise indicated herein under “Special Payment Instructions” or “Special Delivery Instructions,” the undersigned hereby instructs the ADS Exchange Agent to issue, or cause to be issued, (a) a check for the cash portion of the purchase price (net of any Withdrawal Fee) and cash in lieu of fractional shares of Kraft Foods common stock, if any, (b) a book-entry account statement reflecting his, her or its ownership of shares of Kraft Foods common stock, and (c) any Cadbury ADRs evidencing Cadbury ADSs in respect of which the Offer is not being accepted or which are not exchanged in the name(s) of (and deliver any documents, as appropriate, to) the registered holder(s) appearing under “Description of Cadbury ADSs Tendered.” In the event that the “Special Payment Instructions” and/or the “Special Delivery Instructions” boxes are completed, the undersigned hereby instructs the ADS Exchange Agent to (a) issue and/or mail, or cause to be issued and/or mailed, the check for the cash portion of the purchase price (net of any Withdrawal Fee) and cash in lieu of fractional shares of Kraft Foods common stock, if any, and the book-entry account statement reflecting his, her or its ownership of shares of Kraft Foods common stock, if any, in the name of, and/or to the address of, the person or persons so indicated, and/or (b) return, or cause to be returned, any Cadbury ADRs evidencing Cadbury ADSs in respect of which the Offer is not being accepted or which are not exchanged, if any, to the person at the address so indicated.

In the case of book-entry delivery of Cadbury ADSs, the undersigned hereby instructs the ADS Exchange Agent to credit, or cause to be credited, the undersigned’s account maintained at the Book-Entry Transfer Facility with (i) the cash portion of the purchase price (net of any Withdrawal Fee) and cash in lieu of fractional shares of Kraft Foods common stock, if any (unless the undersigned has elected to receive the cash portion of the purchase price and any cash in lieu of fractional shares in pounds sterling, in which case the undersigned will receive a check in pounds sterling therefor), and (ii) the shares of Kraft Foods common stock to which the undersigned is entitled pursuant to the Offer. In the case of a book-entry delivery of Cadbury ADSs, the undersigned hereby instructs the ADS Exchange Agent to credit the account maintained at the Book-Entry Transfer Facility with any Cadbury ADSs in respect of which the Offer is not being accepted or which are not purchased.

Unless the box entitled “Pounds Sterling Payment Election” is checked, the undersigned hereby instructs the ADS Exchange Agent to pay all cash amounts payable to the undersigned pursuant to the Offer in U.S. dollars in an amount equal to the pounds sterling amount to which the undersigned would otherwise be entitled (net of any conversion fees and expenses and the Withdrawal Fee referenced above) based on the exchange rate obtainable on the spot market in London on the date the cash consideration is received by the ADS Exchange Agent for delivery to holders of Cadbury ADSs by check or credit to the account of the undersigned maintained at the

Book-Entry Transfer Facility, as applicable. The actual amount of U.S. dollars received will depend upon the exchange rate prevailing on the day funds are received by the ADS Exchange Agent from Kraft Foods. Holders of Cadbury ADSs should also be aware that the U.S. dollar/pound sterling exchange rate which is prevailing at the date on which the undersigned executes this ADS Letter of Transmittal and on the date of dispatch of payment may be different from that prevailing on the day funds are received by the ADS Exchange Agent from Kraft Foods. In all cases, fluctuations in the U.S. dollar/pound sterling exchange rate are at the risk of accepting holders of Cadbury ADSs who do not elect to receive their consideration in pounds sterling. Holders of Cadbury ADSs tendering via book-entry transfer that desire to receive amounts payable pursuant to the Offer in pounds sterling should indicate as such in the holder’s Agent’s Message.

SUBJECT TO THE TERMS OF THE PROSPECTUS/OFFER TO EXCHANGE, THIS ADS LETTER OF TRANSMITTAL SHALL NOT BE CONSIDERED COMPLETE AND VALID, AND PAYMENT OF CONSIDERATION PURSUANT TO THE OFFER SHALL NOT BE MADE, UNTIL CADBURY ADRs EVIDENCING CADBURY ADSs IN RESPECT OF WHICH THE OFFER IS BEING ACCEPTED HEREBY AND ALL OTHER REQUIRED DOCUMENTATION HAVE BEEN RECEIVED BY THE ADS EXCHANGE AGENT AS PROVIDED IN THE PROSPECTUS/OFFER TO EXCHANGE AND THIS ADS LETTER OF TRANSMITTAL.

THIS ADS LETTER OF TRANSMITTAL, OTHER THAN THE POWER OF ATTORNEY GRANTED HEREUNDER, SHALL BE GOVERNED BY THE LAWS OF ENGLAND.

POUNDS STERLING PAYMENT ELECTION

(See Instruction 8)

☐	Check box ONLY if you wish to receive all (but not part) of the amount of the cash portion of the purchase price by a check in pounds sterling. If you do not check this box you will receive payment by a check (or a credit to the account of the undersigned maintained at the Book-Entry Transfer Facility, if applicable) in U.S. dollars in an amount equal to the pounds sterling amounts payable to you (net of any conversion fees and expenses and the Withdrawal Fee referenced above) based on the exchange rate obtainable on the spot market in London on the date the cash consideration is received by the ADS Exchange Agent for delivery to holders of Cadbury ADSs.

SPECIAL PAYMENT INSTRUCTIONS

(See Instructions 1, 4, 5, 6 and 7)

☐	Check box and complete ONLY if the check for the cash portion of the purchase price and cash in lieu of fractional shares, if any, and the book-entry account statement reflecting the shares of Kraft Foods common stock issued in exchange for the Cadbury ADSs tendered hereby are to be issued in the name of someone other than the undersigned.

Check one:

Issue ☐ Check and ☐ Shares of Kraft Foods common stock to:

Name

Address

(Including Zip Code)

Tax Identification or Social Security Number (See Substitute Form W-9 included herein)

SPECIAL DELIVERY INSTRUCTIONS

(See Instructions 1, 5, 6 and 7)

☐	Check box and complete ONLY if the check for the cash portion of the purchase price and cash in lieu of fractional shares, if any, the book-entry account statement reflecting the shares of Kraft Foods common stock issued in exchange for the Cadbury ADSs tendered hereby and/or Cadbury ADRs evidencing Cadbury ADSs in respect of which the Offer is not accepted or which are not purchased are to be mailed to someone other than the undersigned, or to the undersigned at an address other than that shown above.

Mail ☐ Check ☐ Shares of Kraft Foods common stock ☐ ADR certificates
To:

Issue to:

Name

Address

(Including Zip Code)

Tax Identification or Social Security Number (See Substitute Form W-9 included herein)

SIGN HERE

(Also complete Substitute Form W-9 included herein)

X
Sign Here
X
Sign Here
X
(Signature(s) of All Owner(s))

Dated , 2010

(Must be signed by registered holder(s) exactly as name(s) appear(s) on Cadbury ADRs evidencing Cadbury ADSs or by person(s) to whom Cadbury ADRs surrendered have been assigned and transferred, as evidenced by endorsement, stock powers and other documents transmitted herewith. If signature is by any trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or others acting in a fiduciary or representative capacity, please set forth the following and see Instruction 5.)

Name(s) (Please Type or Print)

Capacity (Full Title)

Address (Include Zip Code)

Area Code and Telephone Number

Tax Identification or Social Security No.

GUARANTEE OF SIGNATURE(S)

(See Instructions 1 and 5)

X
Authorized Signature

Name (Please Type or Print)

Title

Name of Firm

Address (Including Zip Code)

Area Code and Telephone Number

Dated , 2010

PAYER’S NAME: COMPUTERSHARE TRUST COMPANY, N.A., AS ADS EXCHANGE AGENT

SUBSTITUTE FORM W-9	Part 1 — PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW	Social Security Number or Employer Identification Number

Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (TIN)

Part 2 — Certifications. Under penalties of perjury, I certify that: (1) the number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a U.S. resident alien).

	Certification instructions. You must cross out Item (2) above if you have been notified by the IRS that you are temporarily subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out such Item (2).	Part 3 Awaiting TIN ☐ Part 4 Exempt ☐

Name

Address

(Including Zip Code)

Signature:	Date: , 2010

NOTE:	FAILURE TO COMPLETE THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS. YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF SUBSTITUTE FORM W-9:

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding that I have checked the box in Part 3 (and have completed this Certificate of Awaiting TIN), all reportable payments made to me prior to the time I provide the ADS Depositary with a properly certified taxpayer identification number will be subject to a 28% backup withholding tax.

Signature: Date: , 2010

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Guarantee of Signatures. No signature guarantee is required on this ADS Letter of Transmittal if (a) this ADS Letter of Transmittal is signed by the registered holder(s) of the Cadbury ADSs evidenced by Cadbury ADRs in respect of which the Offer is being accepted herewith and such holder(s) have not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on this ADS Letter of Transmittal or (b) the Offer is being accepted in respect of such Cadbury ADSs for the account of an Eligible Institution. In all other cases, all signatures on this ADS Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Association Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program (an “Eligible Institution”) – see Instruction 5.

2. Delivery of ADS Letter of Transmittal and Cadbury ADSs. This ADS Letter of Transmittal is to be completed if Cadbury ADRs evidencing Cadbury ADSs are to be forwarded herewith. If delivery is to be made by book-entry transfer to an account maintained by the ADS Exchange Agent at the Book-Entry Transfer Facility pursuant to the procedures for book-entry transfer set out in the section of the Prospectus/Offer to Exchange entitled “The Offer – Procedures for Accepting the Offer,” an Agent’s Message should be used. An “Agent’s Message,” delivered in lieu of this ADS Letter of Transmittal is a message transmitted by the Book-Entry Transfer Facility to, and received by, the ADS Exchange Agent as part of a confirmation of a book-entry transfer. The message states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering the Cadbury ADSs that such participant has received and agrees to be bound by the terms of this ADS Letter of Transmittal and the Prospectus/Offer to Exchange. If you hold your Cadbury ADSs by means of a direct registration on the books and records of JPMorgan Chase Bank, N.A. or its successor, as ADS Depositary, to accept the Offer you must either (i) convert your direct registration Cadbury ADSs into certificated Cadbury ADSs (that is, ADRs) and follow the acceptance procedures for Cadbury ADRs evidencing Cadbury ADSs described in this ADS Letter of Transmittal, or (ii) arrange for your direct registration Cadbury ADSs to be transferred to a brokerage or custodian account and direct your broker or custodian to follow the acceptance procedures for book-entry transfer set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Procedures for Accepting the Offer.” Cadbury ADRs evidencing Cadbury ADSs, as well as a properly completed and duly executed ADS Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees and any other documents required by this ADS Letter of Transmittal must be delivered to the ADS Exchange Agent at one of its addresses set forth herein.

THE METHOD OF DELIVERY OF CADBURY ADSs EVIDENCED BY CADBURY ADRs AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDERS OF CADBURY ADSs. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

No alternative, conditional or contingent acceptance will be accepted and no fractional Cadbury ADSs will be accepted for purchase. All accepting holders of Cadbury ADSs, by execution of this ADS Letter of Transmittal (or a manually signed facsimile thereof), or, in the case of a book-entry transfer, delivery of an Agent’s Message, waive any right to receive any notice of the acceptance of their Cadbury ADSs for payment.

If you hold your Cadbury ADSs through a broker, dealer, commercial bank, trust company or similar institution, you should not use this ADS Letter of Transmittal to direct the tender of your shares. Instead, you should follow the instructions sent to you by that institution. To accept the Offer, your intermediary should deliver the Cadbury ADSs by book-entry transfer made to the account maintained by the ADS Exchange Agent at the Book-Entry Transfer Facility and deliver an Agent’s Message in accordance with the procedures set forth herein and in the Prospectus/Offer to Exchange.

If you have already validly accepted the Offer, either pursuant to the previously distributed ADS Letter of Transmittal, or through a book-entry transfer to the account of the ADS Exchange Agent at the Book-Entry Transfer Facility and delivery of an Agent’s Message, and you do not wish to withdraw your acceptance, you do not have to take any further action. Cadbury ADSs validly tendered prior to the date hereof that are not validly withdrawn will constitute valid acceptances of the Offer on the terms and conditions set forth in the Prospectus/Offer to Exchange.

3. Inadequate Space. If the space provided herein is inadequate, the serial numbers of the certificates and/or the number of Cadbury ADSs should be listed on a separate schedule attached hereto.

4. Partial Acceptances (Not Applicable to Book-Entry Transfers). If fewer than all the Cadbury ADSs evidenced by Cadbury ADRs delivered to the ADS Exchange Agent with this ADS Letter of Transmittal are to be tendered in the Offer, fill in the number of Cadbury ADSs that are to be tendered in the appropriate space in the box on the cover of this ADS Letter of Transmittal entitled “Description of ADSs Tendered.” In such case, except as otherwise provided in this ADS Letter of Transmittal, a new Cadbury ADR for the untendered Cadbury ADSs will be sent to the registered holder, unless otherwise provided in the appropriate box entitled “Special Delivery Instructions” on this ADS Letter of Transmittal, as promptly as practicable following the date on which Cadbury ADSs are accepted for payment.

All Cadbury ADSs delivered to the ADS Exchange Agent will be deemed to have been tendered unless otherwise indicated.

5. Signatures on ADS Letter of Transmittal, Stock Powers and Endorsements. If this ADS Letter of Transmittal is signed by the registered holder(s) of the Cadbury ADSs tendered hereby, the signature(s) must correspond with the name(s) exactly as written on the face of the Cadbury ADRs without any change whatsoever.

If any of the Cadbury ADSs evidenced by Cadbury ADRs tendered hereby are owned of record by two or more owners, all such owners must sign this ADS Letter of Transmittal.

If any of the tendered Cadbury ADSs are registered in different names on different Cadbury ADRs, it will be necessary to complete, sign and submit as many separate ADS Letters of Transmittal as there are different registrations of Cadbury ADRs.

If this ADS Letter of Transmittal or any Cadbury ADRs or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to Kraft Foods of their authority so to act must be submitted.

When this ADS Letter of Transmittal is signed by the registered holder(s) of Cadbury ADSs listed and transmitted hereby, no endorsements of Cadbury ADRs or separate stock powers are required unless delivery of the cash is to be to a person other than the registered holder(s). Signatures on such Cadbury ADRs or stock powers must be guaranteed by an Eligible Institution.

If this ADS Letter of Transmittal is signed by a person other than the registered holder(s) of the Cadbury ADSs listed, Cadbury ADRs must be endorsed or accompanied by appropriate stock powers signed exactly as the name(s) of the registered holder(s) appear(s) on Cadbury ADRs evidencing such Cadbury ADSs. Signatures on such Cadbury ADRs or stock powers must be guaranteed by an Eligible Institution.

If you are a holder of Cadbury ADSs who is a natural person (excluding entities such as corporations, partnerships or LLCs) and you are executing this ADS Letter of Transmittal in New York, you must contact the Information Agent prior to executing and returning this ADS Letter of Transmittal in order to receive additional disclosures regarding the grant of a power of attorney and related forms for execution as required under New York law. The failure by a holder of Cadbury ADSs who is a natural person executing the ADS Letter of Transmittal in New York to obtain and execute such additional documentation in conjunction with the ADS Letter of Transmittal may result in any Cadbury ADSs tendered by such holder not being validly tendered for purposes of the Offer and, as a result, not being accepted for payment.

6. Stock Transfer Taxes. Kraft Foods will pay or cause to be paid any stock transfer taxes (but not the Withdrawal Fee described above) with respect to the transfer and sale to it or its order of Cadbury ADSs evidenced by Cadbury ADRs pursuant to the Offer. If, however, payment of the cash is to be made to any person other than the registered holder(s), or if the tendered Cadbury ADSs are registered in the name of any person other than the person(s) signing this ADS Letter of Transmittal, the amount of any U.S. stock transfer taxes (whether imposed on the registered holder(s) or the payment of such person(s) on account of the transfer to such person) will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

Except as provided in this Instruction 6, it will not be necessary for transfer tax stamps to be affixed to Cadbury ADRs listed in this ADS Letter of Transmittal.

7. Special Payment and Delivery Instructions. If the check for the cash portion of the purchase price (net of any Withdrawal Fee) and cash in lieu of fractional shares, if any, and the book-entry account statement reflecting the shares of Kraft Foods common stock issued in exchange for the Cadbury ADSs tendered hereby is to be issued in the name of a person other than the signer of this ADS Letter of Transmittal or if the check for the cash portion of the purchase price (net of any Withdrawal Fee) and cash in lieu of fractional shares, if any, and the book-entry account statement reflecting the shares of Kraft Foods common stock issued in exchange for Cadbury ADSs tendered hereby, is to be sent and/or any Cadbury ADRs evidencing Cadbury ADSs in respect of which the Offer is not being accepted or which are not purchased are to be returned to a person other than the signer of this ADS Letter of Transmittal or to an address other than that shown on the last page hereof, the boxes labeled “Special Payment Instructions” and/or “Special Delivery Instructions” on this ADS Letter of Transmittal should be completed.

8. Pounds Sterling Payment Election. If you would like the check for the purchase price is to be issued in pounds sterling, please check the box marked “Pounds Sterling Payment Election.” If you do not check such box all pounds sterling amounts payable pursuant to the Offer will be paid in U.S. dollars in an amount equal to the pounds sterling amounts payable to you (net of any conversion fees and expenses and the Withdrawal Fee referenced above) based on the exchange rate obtainable on the spot market in London on the date the cash consideration is received by the ADS Exchange Agent from Kraft Foods for delivery to holders of Cadbury ADSs. Holders of Cadbury ADSs tendering via book-entry transfer that desire to receive amounts payable pursuant to the Offer in pounds sterling should indicate as such in the holder’s Agent’s Message.

9. Mix and Match Election. To elect to vary the proportion in which you receive shares of Kraft Foods common stock and cash in respect of your holding of Cadbury ADSs: (a) you should insert in Box 1A of the table entitled “Mix and Match Election” the number of Cadbury ADSs in respect of which you wish to make a mix and match election, and (b) you should either (i) insert in Box 2A of the table entitled “Mix and Match Election” the number of Cadbury ADSs in respect of which you wish to receive additional shares of Kraft Foods common stock, OR (ii) insert in Box 2B of the table entitled “Mix and Match Election” the number of Cadbury ADSs in respect of which you wish to receive additional cash. You must also complete the box entitled “Description of Cadbury ADSs Tendered.” The number inserted in the Box 1A of the box entitled “Mix and Match Election” must not exceed the number inserted in the box entitled “Description of Cadbury ADSs Tendered.” You may not elect to receive both additional cash and additional stock in the mix and match facility. You also acknowledge that, if you do not properly complete and submit its mix and match election pursuant to this ADS Letter of Transmittal, or if there are any errors or mistakes in completing the “Mix and Match Election” table, including errors in the number of eligible elections that can be made with respect to the tendered Cadbury ADSs, Kraft Foods shall be able to determine, in its sole discretion, that any such tendered Cadbury ADSs shall receive the Basic Offer. If the elections cannot be satisfied in full or, if, due to your mix and match election, the cash consideration otherwise payable to you is not sufficient to cover the aggregate Withdrawal Fee owed with respect to your Cadbury ADSs tendered in the Offer, they will be scaled down on a pro rata basis in accordance with the terms of the Prospectus/Offer to Exchange. If you hold Cadbury ADSs in book-entry form and plan to tender Cadbury ADSs using an Agent’s Message, you should indicate your mix and match election as part of the Agent’s Message.

10. Waiver of Conditions. Kraft Foods reserves the absolute right in its sole discretion to waive any of the specified conditions of the Offer, in whole or in part, to the extent permitted by applicable law and the rules of the U.K. City Code on Takeovers and Mergers.

11. 28% U.S. Backup Withholding. In order to avoid backup withholding of U.S. Federal income tax, a holder of Cadbury ADSs must provide the ADS Exchange Agent with his, her or its correct Taxpayer Identification Number (“TIN”) on Substitute Form W-9 on this ADS Letter of Transmittal and certify, under penalties of perjury, that such number is correct and that he, she or it is not subject to backup withholding. A holder’s TIN is either his, her or its Social Security Number or its Employer Identification Number. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance. If the correct TIN is not provided, a $50 penalty may be imposed by the Internal Revenue Service (“IRS”) and cash payments made with respect to the Offer may be subject to backup withholding at a rate of 28%.

Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of such tax withheld. If backup withholding results in an overpayment of taxes, a refund may be applied for from the IRS.

The TIN that is to be provided on Substitute Form W-9 is that of the registered holder(s) of the Cadbury ADSs or of the last transferee appearing on the transfer attached to, or endorsed on, the Cadbury ADSs. The TIN for an individual is his or her Social Security Number. Each tendering holder of Cadbury ADSs generally is required to notify the ADS Exchange Agent of his or her correct TIN by completing Substitute Form W-9 contained herein, certifying that the TIN provided on Substitute Form W-9 is correct (or that such holder is awaiting a TIN), and that (1) such holder has not been notified by the IRS that such holder is subject to backup withholding as a result of a failure to report all interest or dividends or (2) the IRS has notified such holder that such holder is no longer subject to backup withholding (see Part 2 of Substitute Form W-9). Notwithstanding that the “TIN Applied For” box is checked (and the Certification is completed), the ADS Exchange Agent will withhold 28% on any cash payment of the purchase price for the tendered Cadbury ADSs made prior to the time it is provided with a properly certified TIN.

Exempt persons (including, among others, corporations) are not subject to backup withholding and should so certify on Substitute Form W-9 by checking the appropriate box. A foreign individual or foreign entity may qualify as an exempt person by submitting a statement (on the applicable Form W-8), signed under penalties of perjury, certifying such person’s foreign status. Forms W-8 can be obtained from the Information Agent. A holder of Cadbury ADSs should consult his or her tax advisor as to his or her qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

For additional guidance, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

WE URGE YOU TO CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER.

12. Requests for Assistance or Additional Copies. Questions and requests for assistance or additional copies of the Prospectus/Offer to Exchange, this ADS Letter of Transmittal or the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent at the address and telephone numbers set forth below.

13. Lost, Destroyed or Stolen Certificates. If any Cadbury ADR evidencing Cadbury ADSs has been lost, destroyed or stolen, the holder thereof should contact JPMorgan Chase Bank, N.A. as ADS Depositary to obtain the proper paperwork needed in order to replace his, her or its Cadbury ADS certificate(s). JPMorgan Chase Bank, N.A. can be reached directly at (800) 990-1135, or, from outside the United States at (651) 453-2128, or, by contacting Global Invest Direct at (800) 428-4237.

14. Holders of Cadbury ordinary shares. Holders of Cadbury ordinary shares that are not represented by Cadbury ADSs may not tender Cadbury ordinary shares pursuant to this ADS Letter of Transmittal. Holders of Cadbury ordinary shares, if such shares are held in certificated form, have been sent a Form of Acceptance with the Prospectus/Offer to Exchange. If any such holder needs to obtain a copy of a Form of Acceptance, such holder should contact Georgeson, the Information Agent, at (800) 868-1391, or, for Banks and Brokers at (212) 440-9800, or, outside the United States at (212) 806-6859. Holders of Cadbury ordinary shares not represented by Cadbury ADSs, if such shares are held in uncertificated form, may also accept the Offer electronically through CREST.

Date: January 19, 2010

Questions and requests for assistance or for additional copies of the Prospectus/Offer to Exchange, the ADS Letter of Transmittal and other offer materials may be directed to the Information Agent at its telephone numbers below, and will be furnished promptly free of charge. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokers Call (212) 440-9800

Toll Free in the United States (800) 868-1391

Outside the United States (212) 806-6859